OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Wetboard, Inc.

417 Bellevue Way SE
#202
Bellevue, WA 98004

www.wetboardinc.com

5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 53,500 shares of common stock ($107,000)

Minimum 75 shares of common stock ($150)

Company	Wetboard, Inc.
Corporate Address	417 Bellevue Way SE, #202, Bellevue, WA 98004
Description of Business	Incorporated in Washington State, Wetboard, Inc. is a "C" corporation that will manufacture electric-powered personal watercraft.
Type of Security Offered	Shares of Common Stock
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$150.00

Perks

$150 — If you invest $150, you will receive 75 shares and a vinyl Wetboard car decal.

$250 — If you invest $250, you will receive 125 shares, a Wetboard T-shirt and a vinyl car decal.

$1,000 — If you invest $1,000, you will receive 500 shares, a 10% discount off the purchase of a Wetboard ($749.50 value), a Wetboard T-shirt and a vinyl car decal.

$2,000 — If you invest $2,000, you will receive 1,000 shares, a 20% discount off the purchase of a Wetboard ($1,499 value), a Wetboard T-shirt and a vinyl car decal.

$10,000 — If you invest $10,000, you will receive 5,000 shares, a **free Wetboard** ($7,495 value), a Wetboard T-shirt and a vinyl car decal.

**Perks occur after this offering is completed, or after we are manufacturing Wetboards.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Wetboard, Inc. is a Washington State corporation. It was founded in 2015 by Chris White, the inventor of the Wetboard. Our goal is to create the smallest, lightest, highest-performing and most dynamic self-powered personal watercraft to ever hit the waves. We believe that Wetboard will define a new, greener era in water sports. The Wetboard design is complete and patent pending and includes unique and revolutionary board features, propulsion system and propeller design. Wetboard is just beginning to construct its prototype, contingent upon fundraising efforts. Wetboard anticipates the shipment of its first production model in September of 2018.

Sales, Supply Chain and Customer Base

Wetboard, Inc. is a pre-revenue company and thus far has no official sales, supply chain or customer base.

Competition

As the world's first electric-powered water ski-wakeboard hybrid, Wetboard will offer significant advantages over its closest competitor, the powered surfboard. A gas-powered surfboard called the Jetboard is the most successful of the new powered surfboards. We anticipate the Wetboard will be competitively priced against the Jetboard and will outperform it in terms of maneuverability. Other powered surfboards in development or production include Aquila, Lampuga, Onean, Radinn and Waterwolf. None seems to share the Wetboard's unique design characteristics.

Liabilities and Litigation

We are not aware of any liabilities or litigation with which Wetboard, Inc. is involved.

The team

Officers and directors

Chris White	Founder, President, CEO & Director
Hilary Havlik	Communications Manager and Secretary

Chris White

Chris is our founder and has served as our President, CEO, Treasurer and Chairman of the Board of Directors since our inception (2015). He brings a diverse leadership history to Team Wetboard, with prior business ventures including the founding of manufacturing, wholesale distribution and nanotechnology start-ups, as well as a global record label that released music by multiplatinum-selling artists. In his 20 years of experience, Chris has overseen manufacturing, distribution, financing, marketing, advertising and operations. Since May of 2014, he has served as the Managing Director of DORY LLC, which holds shares in Demaray LLC, a Silicon Valley nanotechnology company. Since December 2013, he has also served as founder and CEO of Weight Loss Clubs Worldwide, Inc., a start-up company that aims to provide support networks for people who want to lose weight and live healthy lives. Chris has also served intermittently as an artist for Pacific Studio, Inc., a museum exhibits fabrication company, since May 2009. He has an MFA from the University of Pennsylvania.

Hilary Havlik
Hilary has served as our secretary since August 2017 and as Communications Manager since November 2016. Since Fall 2015, she has been an independent contractor doing freelance art for various companies including Funko and Amazon, as well as stagehand work for IATSE Local 15. From May 2014 to September 2015, she worked as an artist at Pacific Studio, Inc., a museum exhibits fabrication company. She holds a Certificate in Editing from the University of Washington and a BFA from the University of Wyoming.

Number of Employees: 5

Related party transactions

Event 1 The founder, Christopher D. White, loaned Wetboard, Inc. $20,000 and on August 12, 2017 converted that debt into shares of common stock in the Company (10,000 shares) at the current offering price of $2.00 per share. Event 2 On March 7, 2017, the founder, Christopher D. White, contributed intellectual property and trade secrets in exchange for 711,875 shares of common stock in Wetboard, Inc.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be ineffective or unenforceable.** One of the Company's most valuable assets is its intellectual property. We have a Watercraft and Related Systems and Methods patent pending, as well as a number of trademarks, internet domain names and trade secrets. We believe the most valuable component of our intellectual property portfolio are our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to watercraft. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company.

- **There could be other patents or intellectual property in existence that we could be infringing upon or that will prevent us from sublicensing our intellectual property.** Because our product is a mechanical device related to watercraft, there is a large body of prior art disclosing devices similar to ours. Although we have yet to find a patent upon which we believe our products infringe, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.
- **This is a brand-new start-up company.** It has no history, no clients and no revenues. If you are investing in this company, it is because you think the Wetboard is a good idea, that we will be able to successfully market, manufacture and sell the Wetboard and that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any Wetboards and we plan to market a product that has no commercial contemporaries. Furthermore, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum amount sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require approximately $2 million to commence commercial production of the Wetboard. We believe that we may be able to finance the commercial production of the Wetboard through pre-payment for orders. If we are unable to do so, we may need to raise money from future sales of securities or some other source of funding.
- **The cost of enforcing our patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit

because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

- **The Company is dependent upon this offering.** Our ability to continue as a going concern for the next 12 months will be severely curtailed if this offering is not successful. We would not be able to complete the prototype as planned unless other financing was found. If we are unable to complete our prototype it will be difficult to obtain additional capital financing from our members and/or third parties. We cannot give assurance that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is purely speculation.** No one is saying the company is worth a specific amount. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates at this time.** There can be no assurance that the company will meet those projections. You will only make money if there is sufficient demand for product, people think it's a better option than the competition and the Company has priced its products at a level that allows the Company to make a profit and still attract business.
- **This is a new and unproven industry.** The Wetboard is a completely new product that we intend to introduce into the crowded field of personal watercraft. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. The Company will only be able to create value if people are persuaded to buy Wetboards or Wetboard products. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** The personal watercraft industry is well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their

scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

- **Our current or future products could have a latent design flaw or manufacturing defect.** Although we have done extensive research on our current product designs, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that we, or our manufacturers, will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company. Recalls are an inherent risk in this industry and we expect that there may be recalls of Wetboards or Wetboard products.
- **Our new products could fail to achieve the sales traction we expect.** Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **We may face technological challenges.** We may discover that the optimal retail price points for Wetboards or Wetboard products are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.
- **The nature of the product means there is a high likelihood we will face product liability lawsuits.** We sell a product that requires balance, coordination and skill to use and that enables people to propel themselves at relatively high speeds. Thousands of people are injured or killed every year using personal watercraft and other devices that are similar to the Wetboard. As a result, these industries experience a significant number of product liability lawsuits relating to the safety of their products. As sales and use of our product continue to grow, we expect to face product liability lawsuits from some customers who may be injured while using our products. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall and/or redesign the product. These costs could bankrupt our Company, which would significantly reduce the value of your

investment.

- **We could fail to achieve the growth rate we expect, even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.
- **We rely on third parties to provide services essential to the success of our business.** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **We are subject to changes in foreign currency exchange rates.** We may purchase Wetboard parts or have Wetboard parts manufactured outside of the United States. As a result, the price we pay for these parts in US dollars depends on the exchange rate between the US dollar and the currency of other countries. We expect this exchange rate to fluctuate. If the US dollar becomes significantly weaker compared to other countries currencies, our Wetboard products will likely cost us more to purchase and adversely impact the economics of our business and your investment.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities

you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the water sports industry. However, that may never happen or it may happen at a price that results in your losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there is a wide range of factors that will impact the value of your investment that are out of our control, including but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the personal watercraft categories at the time of the sale, the cost of capital and the perceived synergies between our Company and the acquirer.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Chris White, 90.0% ownership, Common Stock

Classes of securities

- Common Stock: 800,000

Common Stock

The Company is authorized to issue up to 5,000,000 shares of Common Stock, there are no other classes of stock. There are a total of 800,000 shares of Common Stock currently issued and outstanding.

Voting Rights

The holders of shares of the Company's voting Common Stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our Common Stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

What it means to be a Minority Holder

As a minority holder of shares of Wetboard, Inc. common stock, you will have voting rights. However, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There has been two transactions with a related party that increased the total number of shares issued.

Event 1

The founder, Christopher D. White, loaned Wetboard, Inc. $20,000 and on August 12, 2017 converted that debt into shares of common stock in the Company (10,000 shares) at the current offering price of $2.00 per share.

Event 2

On March 7, 2017, the founder, Christopher D. White, contributed intellectual property and trade secrets in exchange for 711,875 shares of common stock in Wetboard, Inc.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and will not be able to do so until we are in production and can deliver product. Our goal is to ship product in September 2018; prior to this, we must first complete a prototype and establish manufacturing capabilities. With the capital of the anticipated full raise amount, we will still need to raise additional capital to complete the prototype. We anticipate that this current raise of capital with StartEngine will be immediately followed by an additional raise of capital with a crowdfunding offering through StartEngine.

Our computer model projects that, in 2017 and 2018, we will need a total of $600,000 (including $107,000 of the current raise), which should provide the Company with the capability to build our Wetboard. However not volume, for that we will need to raise more capital. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will go toward this $600,000. If we were only able to raise $107,000, it would be difficult to complete the prototype and we would most likley run out of money within a year.

Financial Milestones

The Company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts Fiscal Years 1-5 revenues of $0, $1.8 million, $3.5 million, $6.9 million and $15.7 million, respectively, and believes the company will generate positive net income beginning in Fiscal Year 2. See our 5-year forecast in the "Our Revenue Model" section.

Liquidity and Capital Resources

Liquidity

Although there are no guarantees, we hope that there will be a number of ways an investor will be able find liquidity. One may be able to achieve liquidity by trading stock on the secondary market that StartEngine has recently launched. Another way might be through acquisition of the Company by another existing water sports company. Wetboard has already had encouraging preliminary discussions with a large company within the water sports industry. We do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company to drive growth. Therefore, we believe the most likely path to making a positive return on your investment is through the successful sale of the business. A third possibility for liquidity is through an initial public offering, although this is not likely.

Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Our forecast projects that, in 2017 and 2018, we will need a total of $600,000 (including $107,000 of the current raise), which should provide the Company with the capability of building and delivering product. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will go toward this $600,000.

We estimate that we will require as much as $2 million in capital (including the $600,000 in capital that we hope to raise through crowdfunding offerings through StartEngine) to achieve a commercial production of the Wetboard that produces maximum profits for the Company. Much of this additional capital will be used to make volume inventory purchases. We believe it is possible to finance this additional needed capital through pre-payment of orders via Kickstarter and Indiegogo. If we are unable to do so, we may need to raise money from future sales of securities or some other source of funding.

Indebtedness

The company has less than $1,000 in outstanding debt.

Recent offerings of securities

None

Valuation

$1,600,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

Estimated Use Of Proceeds

StartEngine Offering

OFFERING AMOUNT SOLD	$10,000	**$107,000**
LESS		
OFFERING EXPENSES		
StartEngine Fee (10% of offering)	$1,000	**$10,700**
NET PROCEEDS	$9,000	**$96,300**
PLANNED USES		
CAPITAL EXPENDITURES		
Prototype (Parts, Labor & Consultants)	$0	**$17,000**
Engineering	$0	**$10,000**
Intellectual property	$0	**$7,000**
Video	$0	**$5,000**
Computers & Software	$0	**$2,000**
Website	$0	**$5,000**
Total proceeds used for capital expenditures	$0	**$46,000**
WORKING CAPITAL		

Salaries, Wages and other Compensation	$0	**$10,000**
Professional Services (Accounting & Legal)	$8,000	**$5,000**
Consulting Services	$0	**$5,000**
Marketing	$1,000	**$5,000**
Travel	$0	**$5,000**
Reserve	$0	**$20,300**
Total proceeds for working capital and reserve	$9,000	**$50,300**
Total Uses *	$9,000	**$96,300**

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("StartEngine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised and an additional 4% on all funds raised via credit card. We will pay StartEngine between $600 and $1,000 if we only raise the minimum target amount and between $6,420 and $10,700 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $600,000 that we project we will need in 2017 and 2018, and should provide the Company with the capability of building and delivering product. Specifically, we intend to build the Wetboard prototype and prepare to manufacture/assemble the production model Wetboard, make improvements to our website and market the Wetboard.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors, based on the business needs of the Company.

Irregular Use of Proceeds

The Company does not plan to incur any irregular use of proceeds. However, the identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors, based on the business needs of the Company.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website, www.wetboardinc.com, in the section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wetboard, Inc.

[See attached]

WETBOARD INC

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2016

WETBOARD INC
Index to Financial Statements
(unaudited)

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENT CERTIFICATION

I, Christopher White, the President of Wetboard, Inc., hereby certify that the financial statements of Wetboard, Inc. and notes thereto for the period begging August 11, 2015 (inception) through August 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016, the amounts reported on our tax returns were total income of $0.00; taxable income of $0.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 9, 2017.

Christopher White, President

WETBOARD, INC.
BALANCE SHEET
AS OF AUGUST 11, 2015
(unaudited)

	August 11, 2015
Assets	
Current Assets	
Cash	$0
Current Assets	$0
Total Assets	$0
Liabilities and Stockholders' Equity	
Total Liabilities	$200
Commitments and Contingencies	$0
Stockholders' Equity	
Common Stock, No Par Value	
1,000,000 Shares Authorized; None Issued	
and Outstanding, as of 8/11/2015 *	$0
Accumulated Deficit	$0
Total Stockholders' Equity	$0
Total Liabilities and Stockholders' Equity	-$200

* All Shares adjusted to reflect 1 for 8 Reverse Split (9-4-2017)

WETBOARD INC
BALANCE SHEETS
DECEMBER 31, 2015 AND DECEMBER 31, 2016
(unaudited)

	December 31 2016	December 31 2015
ASSETS		
Current		
Cash	$0.00	$0.00
Fixed		
Prototype	$3,189.90	$3,189.90
Design	$2,550.00	$525.00
Software	$104.03	$104.03
Video		
Tools	$32.82	$32.82
Sub Total	$5,876.75	$3,851.75
Less Depreciation 2015	$114.71	$114.71
Less Depreciation 2016	$759.18	
Less Depreciation 2017		
Total	$5,002.86	$3,737.04
Intangible		
Patents	$4,927.32	$4,774.32
Trademark	$225.00	$225.00
Sub Total	$5,152.32	$4,999.32
Less Amortization 2015	$26.71	$26.71
Less Amortization 2016	$301.58	
Less Amortization 2017		
Total	$4,824.03	$4,972.61
TOTAL ASSETS	$9,826.89	$8,709.65
LIABILITIES & EQUITY		
Liabilities		
Loan From Officer	$11,364.90	$9,157.07
Equity		
Capital Stock	$0.00	$0.00
Net Income (Loss)	-$1,538.01	-$447.42
Total	-$1,538.01	-$447.42
TOTAL LIABILITIES & EQUITY	$9,826.89	$8,709.65

WETBOARD INC
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM AUGUST 11, 2015 TO DECEMBER 31, 2015, THE PERIOD FROM JANUARY 1, 2016 TO DECEMBER 31, 2016
AND THE PERIOD FROM JANUARY 31, 2016 TO AUGUST 31, 2017
(unaudited)

	January 1, 2017 to August 31, 2017	January 1, 2016 to December 31, 2016	August 11, 2015 to December 31, 2015
Revenues	$0.00	$0.00	$0.00
Expenses	$3,974.63	$29.83	$306.00
Depreciation	$578.14	$759.18	$114.71
Amortization	$315.78	$301.58	$26.71
Income from Opperations (Loss)	**-$4,868.55**	**-$1,090.59**	**-$447.42**

WETBOARD INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2015, DECEMBER 31, 2016 AND THE PARTIAL YEAR ENDING AUGUST 31, 2017
(unaudited)

	Common stock	
	Shares *	**Amount**
Issuance of founders stock	38,125	$0.00
Net income (loss)	0	-$447.42
December 31, 2015	38,125	-$447.42
Shares issued for services	3,750	$0.00
Stock option compensation	0	$0.00
Net income (loss)	0	-$1,090.59
December 31, 2016	41,875	-$1,538.01
Contributed Capital **	711,875	$0.00
Shares issued for services	36,250	$0.00
Conversion of debt ***	10,000	$20,000.00
Net income (loss)		-$4,868.55
August 31 2017	800,000	$13,593.44

* All Shares adjusted to reflect 1 for 8 Reverse Split (9-4-2017)

** Intellectual property and trade secrets

*** Founder converted loans to stock at the offering price

WETBOARD INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDING DECEMBER 31, 2015 AND DECEMBER 31, 2016
(unaudited)

	December 31, 2016	December 31, 2015
Cash Flows From Operating Activities		
Net Loss	-$1,090.59	-$447.42
Used In Operating Activities		
Depreciation	$759.18	$114.71
Amortization	$301.58	$26.71
Stock-based Compensation	$0.00	$0.00
Changes In Operating Assets And Liabilities		
Accrued Liabilities	$0.00	$0.00
Other Current Assets	$0.00	$0.00
Accounts Payable	$0.00	$0.00
Net Cash Used In Operating Activities	$0.00	$0.00
Cash Flows From Investing Activities		
Purchase Of Property And Equipment	$2,025.00	$3,851.75
Purchase Of Intangible Assets	$153.00	$4,999.32
Deposits And Other	$0.00	$0.00
Net Cash Used In Investing Activities	$2,178.00	$8,851.07
Cash Flows From Financing Activities		
Loans From Officers	$2,207.83	$9,157.07
Net Cash From Financing activities	$2,207.83	$9,157.07

NOTES

NOTE 1 – NATURE OF OPERATIONS

Wetboard, Inc. was formed on August 11, 2015 ("Inception") in the State of Washington. The balance sheet of Wetboard, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are in Bellevue, Washington.

Wetboard, Inc. was founded by Chris White, the inventor of the Wetboard. Our goal is to create the smallest, lightest, highest-performing and most dynamic self-powered personal watercraft. We believe that Wetboard will define a new, greener era in water sports. The Wetboard design is complete and patent pending. Wetboard anticipates shipping its first production model Wetboard in September of 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: dependence on key personnel, dependence on venders, lack of market acceptance for our product, regulatory compliance, fierce competition, lack of operator experience. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from [DESCRIBE PRODUCT OR SERVICE] transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue up to 5,000,000 shares of common stock. There are a total of 800,000 shares currently issued and outstanding.

NOTE 5 – RELATED PARTY TRANSACTIONS

Event 1

The founder, Christopher D. White, loaned Wetboard, Inc. $20,000 and on August 12, 2017 converted that debt into shares of common stock in the Company (10,000 shares) at the current offering price of $2.00 per share.

Event 2

On March 7, 2017, the founder, Christopher D. White, contributed intellectual property and trade secrets in exchange for 711,875 shares of common stock in Wetboard, Inc.

NOTE 6 – SUBSEQUENT EVENTS

There have been no subsequent events that occurred after August 31, 2017 through September 12, 2017 that would a material effect on the financial statements.

NOTE 7 – DEBT

The company has less than $1,000 in outstanding debt.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments | Edit My Campaign | Secondary BETA | Jason K.

Wetboard is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $107K goal

Wetboard

Electric water ski-wakeboard hybrid

Small OPO · Bellevue, WA · Transportation

Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



Make Your Wake with the World's First Electric Water Ski-Wakeboard Hybrid

Invest in Wetboard

"As a kid growing up near Minneapolis, I was an avid water skier and wakeboarder, but I was frustrated with having to rely on my parents to take me to the lake and tow me. I wanted to motorize a ski and eliminate the need for boats


WETBOARD



altogether, so I set out to build my first prototype of the world's first electric water ski-wakeboard hybrid: the Wetboard.

In 1981, when I was about 13, I began to work on my first prototype. I did all the fabrication myself, but the first design was clunky and probably wouldn't have worked. As it turns out, that prototype wouldn't even hit the water because in 1986, I accidentally burned my parent's house—and prototype—to the ground.

Over the years, I continued to redesign my board, researching the technology it would take to build it. In 2015, I came across a new style of motor, and the design evolved into what it is today. A Wetboard is different from its primary competition, the powered surfboard, in that it is much smaller, and I expect it will be more maneuverable and outperform its rivals. The propulsion system and impeller are also unique in design and are presumably much more efficient than those of the powered surfboard.

All I really want to do is ride a Wetboard—that's why I've been working on it most of my life, and I'd love to share the thrilling ride with you. Let's build it!"

- Chris White
Wetboard Founder and CEO

The Opportunity

Investment

$2.00/share of Common Stock | When you invest, you are betting the company's future value will exceed $1,707,000.

Perks

$150 — If you invest $150, you will receive 75 shares and a vinyl Wetboard car decal.
$250 — If you invest $250, you will receive 125 shares, a Wetboard T-shirt and a vinyl car decal.
$1,000 — If you invest $1,000, you will receive 500 shares, a 10% discount off the purchase of a Wetboard ($749.50 value), a Wetboard T-shirt and a vinyl car decal.
$2,000 — If you invest $2,000, you will receive 1,000 shares, a 20% discount off the purchase of a Wetboard ($1,499 value), a Wetboard T-shirt and a vinyl car decal.
$10,000 — If you invest $10,000, you will receive 5,000 shares, a free Wetboard ($7,495 value), a Wetboard T-shirt and a vinyl car decal.

*Perks occur after this offering is completed, or after we are manufacturing Wetboards.

Our goal is to create the smallest, lightest, highest-performing and most dynamic self-powered board to ever hit the waves. We believe Wetboard will define a new, greener era in water sports.

What's Next for Wetboard

Now that we have nearly completed the design for our revolutionary electric-powered board, Wetboard, Inc. is ready to start building our prototype and run product testing. After securing initial funding, we will aim to complete our first prototype by March 2018, and by the end of April 2018, we hope to have completed beta testing and even more design improvements. Our plan is to begin production and sales of a perfected final product by August 2018.


WETBOARD

Key Relationships

We have already developed important relationships with key vendors that will allow us to acquire high quality components at competitive prices, and we expect to have a Wetboard assembly and distribution facility in Washington State. We intend to sell Wetboard direct-to-customer online in the United States, and we are actively looking for foreign distribution partnering opportunities abroad.

Marketing Strategy

To get the word out about Wetboard in the water sports community, our marketing strategy consists of viral videos and social networking that would launch in the summer of 2018, following the production of our prototype board.

Shipping Production

Shipment of the first production Wetboard is planned for August 2018.

Our Product Line



WETBOARD SHARK WETBOARD Wave Rider


WETBOARD
SHARK


WETBOARD
Wave Rider

Shark
The Wetboard Shark will be best suited for lakes and calmer waters, as well as a board for executing tricks. Our proprietary propulsion system is designed to be built right into the core of the deck, creating a sleek, compact profile.

Wave Rider
The Wetboard Wave Rider is expected to perform best in waves and more turbulent waters, as the propulsion system is modular and fully submerged, reducing cavitation for a smoother ride. The Wave Rider will likely be our first prototype and the first model on the market.

The Wetboard Difference

Water sports are a fun pastime, but for many people, the equipment it takes to get from the couch to the waves is too expensive and too much of a hassle. Unlike the simple act of swimming, activities like water skiing and wakeboarding require not only sporting equipment and life jackets, but also a boat to tow riders and a trailer to get that boat to and from the water.

For the thousands of adventure seekers and recreational water sports enthusiasts, options are limited to overpriced waterside rentals or even pricier boat and trailer ownership. What about those people who just want to hop in the car, head to the water and spend the day riding the waves? Jet-powered surfboards exist, but there are no options for water skiers and wakeboarders who want to do more than what these bulky boards can allow.

Wetboard will be a new option for these thrill-seeking riders.

Wetboard, Inc. seeks to provide water sports participants a more exhilarating, unhindered experience than water skiing or wakeboarding without the inconvenience of trailers and tow boats. Complete with a revolutionary design, an innovative propulsion system and our state-of-the-art impeller, the Wetboard should blow other motorized boards out of the water.







Innovative Design
Small in size but big on power, Wetboard's inventive patent pending design outshines the competition. Its powerful propulsion system and lightweight form enable riders to maneuver in ways that are not possible on larger powered surfboards.

Revolutionary Propulsion System
Wetboard will be powered by our patent pending new propulsion system. To maximize efficiency, our propulsion system directs water through an ultralight, high-torque ring-shaped motor.

Proprietary Impeller
In water sports, thrust matters. That's why Wetboard designed a proprietary *Active Draw Funneling Impeller*, which should more than double the water-intake volume, delivering approximately 2.25 times more thrust than traditional propeller configurations.

Defining a New Era in Water Sports

By eliminating the hassle and expense of boat towing and trailers that come hand-in-hand with traditional water sports, we believe that Wetboard will open up the door for the thousands of interested participants who, until now, had no way of getting on the waves.

With Wetboard, we are shaping a new and exciting era in water sports.

Raising **$107,000** via **equity**

Traction and milestones

- Patent pending, one-of-a-kind design
- Proven team of entrepreneurs and business professionals
- Completed preliminary product design

Use of funds for immediate offering ($107,000)
$10,700 Offering Expenses
$8,000 Accounting
$88,300 Working Capital and Reserve

Use of funds for first closing of offering ($10,000)
$1,000 Offering Expenses
$8,000 Accounting
$1,000 Marketing

A Swelling Market Opportunity

Every year, recreational water sports get more and more popular, and the markets that support them (including US personal watercraft manufacturing markets) show continual year-over-year growth. In 2015, the recreational boating products sales revenue reached **$13.1B**, and between 2013-2018, will experience a **6.1% annual growth rate**. That growth is even larger when considering the personal watercraft manufacturing market, which will reach **$859M** and a **9.6% growth rate** by 2018.



RECREATIONAL BOATING PRODUCTS SALES REVENUE
$13.1B
(2015)
6.1% annual growth rate
(between 2013-2018)
PERSONAL WATERCRAFT MANUFACTURING MARKET
$859M
and a 9.6% growth rate by 2018

Market Research Report by Freedonia:

Market Research Report by IBIS World:

We believe Wetboard is a unique, one-of-a-kind product that is well-suited for a market hungry for new tools and toys. It is our hope that Wetboard will drive high demand and carve out its own space in a very large and expanding market.

Who Will Ride a Wetboard?



While many Wetboard riders may be younger adults, the target sales audience is adults with disposable income who:

- Are avid water skiers and wakeboarders
- Regularly visit resorts and vacation spots
- Buy boats, kiteboards, sailboards and personal watercrafts
- Own lake and vacation homes
- Have children who participate in recreational water sports

Additionally, there is a separate market for the Wetboard at resorts, hotels and vacation rental locations that want to provide a fun, unique and easily managed activity for guests to enjoy.

Our Revenue Model

Wetboard is now in the pre-revenue stage of development, but within five years of initial product launch, we hope to reach **$14.993M in revenue a year**.

	FY1	FY2	FY3	FY4	FY5
# of Wetboards Sold	0	250	475	925	2100
Unit Price	*NA*	$7,495	$7,495	$7,495	$7,495
Revenue ('000)	$0	$1,855	$3,523	$6,895	$15,740
Gross Profit ('000)	$0	$947	$1,830	$3,866	$8,410
Gross Margin	*NA*	*51.10%*	*51.90%*	*56.10%*	*53.40%*
Total Operating Expenses (000)	$214	$933	$1,654	$2,373	$3,296
Income from Operations - EBIT ('000)	-$214	$14	$176	$1,493	$5,114

Competitive Landscape

We feel that Wetboard is the very first product of its kind to hit the market. The closest competitors of our revolutionary product include many different powered surfboards such as Aquila, Lampuga, Onean, Radinn and Waterwolf. However, we believe none of these compares to the unique design characteristics of the Wetboard.



Among gas-powered surfboards, our biggest competitor is Jetboard.

Jetboard

- Most popular powered surfboard on the market
- Gas-powered with unpleasant fumes
- Messy, bulky and less maneuverable than Wetboard

The Wetboard Advantage

When we say there is no other board on the market like Wetboard, we mean it. To summarize some of our most original and competitive advantages:

- Wetboard doesn't require a tow boat or trailer
- As an electric piece of equipment, it doesn't need gasoline, eliminating mess, smell and hassle
- Unlike the competition, Wetboard doesn't float its rider. Rather, the forward momentum of the "vehicle" keeps riders planing
- Our patent pending propulsion system and impeller designs are anticipated to be the most advanced on the market


WETBOARD

Timeline

August 2015

Wetboard, Inc. Founded

Wetboard, Inc. is born.

June 2017

Wetboard Files Patents with the USPTO

Wetboard files our patents under Watercraft and Related Systems and Methods on June 5, 2017.

September 2017

Wetboard Launches on StartEngine

Wetboard seeks $107,000 from everyday investors.

December 2017



Wetboard Anticipates Raising $107,000 on StartEngine

Next stop: an anticipated $500K-$1M raise on StartEngine. ANTICIPATED

December 2017



Prototype Production Begins

We begin production on our first prototype. ANTICIPATED

February 2018



Prototype Testing Begins

We test the prototype before finalizing the design. ANTICIPATED

March 2018

Launch Indiegogo and Kickstarter Campaigns

We start marketing, promoting and selling Wetboard with Indiegogo and Kickstarter campaigns. ANTICIPATED

June 2018



Production of Wetboard Starts

Production of our first line of Wetboards starts. ANTICIPATED

September 2018


WETBOARD

First Order of Wetboard Ships

We begin shipping our first production Wetboards. ANTICIPATED

Meet the Founder



Chris White

Founder, President, CEO & Director

Chris is our founder and has served as our President, CEO, Treasurer and Chairman of the Board of Directors since our inception (2015). He brings a diverse leadership history to Team Wetboard, with prior business ventures including the founding of manufacturing, wholesale distribution and nanotechnology start-ups, as well as a global record label that released music by multiplatinum-selling artists. In his 20 years of experience, Chris has overseen manufacturing, distribution, financing, marketing, advertising and operations. Since May of 2014, he has served as the Managing Director of DORY LLC, which holds shares in Demaray LLC, a Silicon Valley nanotechnology company. Since December 2013, he has also served as founder and CEO of Weight Loss Clubs Worldwide, Inc., a start-up company that aims to provide support networks for people who want to lose weight and live healthy lives. Chris has also served intermittently as an artist for Pacific Studio, Inc., a museum exhibits fabrication company, since May 2009. He has an MFA from the University of Pennsylvania.

And the Rest of the Team



John Pirtle

Chief Engineer

John has served as CTO for Ecocruise Electric Transportation, a manufacturer of electric vehicles; a R&D scientist for GreenTech StarScan, where he developed an HD television system now known as Direct TV; and a Design Engineer for American Calcar, developing in-car navigation systems for BMW, Jaguar, Ford and Mercedes. John has successfully delivered on military contracts to Boeing, Martin Marietta and General Dynamics.



Mark Barnes

Vice President of Sales

Mark's business ventures include over 30 years of sales in manufacturing and packaging. He is currently the owner of Mobius, a 3D rapid prototyping company. An avid water sports enthusiast for over 17 years, he is a kiteboarding team rider and has most recently been involved in kite foil design and development. Mark also served as former Columbia Gorge Kiteboard Association President, promoting kiteboarding throughout the Columbia Gorge.



Hilary Havlik

Communications Manager and Secretary

Hilary has served as our secretary since August 2017 and as Communications Manager since November 2016. Since Fall 2015, she has been an independent contractor doing freelance art for various companies including Funko and Amazon, as well as stagehand work for IATSE Local 15. From May 2014 to September 2015, she worked as an artist at Pacific Studio, Inc., a museum exhibits fabrication company. She holds a Certificate in Editing from the University of Washington and a BFA from the University of Wyoming.



Sam Ammar

Technical Specialist

Sam has 20 years' experience in 3D design, exceptional drafting skills and an aptitude for engineering concepts. He specializes in CAD engineering design and CAD modeling for 3D printing. Sam is also fluent in CAD programs such as SolidWorks, Rhino, ZBrush and Modo.



Dennis Yeh

Advisory Board Member

Dennis is currently a Spaceship Propulsion Test Engineer with Virgin Galactic/The Spaceship Company, where he is responsible for the design and manufacturing of electrical hardware and software for qualification testing of RocketMotorTwo, the largest hybrid rocket motor ever produced. His experience includes the design, analysis and manufacturing of rocket ignition and oxidizer injection systems with the UCLA Rocket Project. Dennis received his BS degree in Aerospace Engineering from UCLA.



Chad Douglas

Advisory Board Member

Chad was introduced to wakeboarding at the age of 14 and has competed at a professional level for many years. When not wakeboarding, he works as an engineering manager at the Boeing Company. Chad has a background in complex and integrated system design, aircraft certification, test operations and product development. He has a BS in Aeronautical Science and an MS in Technical Management from Embry Riddle Aeronautical University.



Mike Chinn

Advisory Board Member

Mike has over 16 years of wakeboarding experience, four of which were professional. Over the course of ten years, he rode competitively and was sponsored by Ronix Wakeboards. He has a vast technical knowledge of wakeboarding and the accompanying equipment. Mike continues to compete in local competitions and gives R&D feedback for Ronix Wakeboards. He is a graduate of the University of Washington, where he focused on Naval Architecture and Sociology.



Jon Stamm

Prospective Director (appointment upon funding)

Jon is president of ModelWerks and has over 30 years of experience designing water skis and wakeboards. Jon's company, ModelWerks, is a specialty tool and custom manufacturing house. They will be involved with Wetboard from concept to production, helping with prototype and production model design, designing and creating molds, tools and manufacturing processes and possibly early-stage parts manufacturing.



Steve Shamblott

Prospective Director (appointment upon funding)

Steve is experienced in starting and operating companies and has been involved in a multitude of mergers and acquisitions. He was co-founder and Sr. VP of Corporate Development for Adayana, Inc., Founder, Chairman of the Board and CEO of LearningByte, Inc., EVP of Sales & Marketing and EVP of International Operations for Datacard Group. Prior to that, he held VP and other management positions with Enercon Data, Data 100 and Control Data Corp. Steve has a BSEE from the University of Minnesota.

Offering Summary

Maximum 53,500 shares of common stock ($107,000)

Minimum 75 shares of common stock ($150)

Company	Wetboard, Inc.
Corporate Address	417 Bellevue Way SE, #202, Bellevue, WA 98004
Description of Business	Incorporated in Washington State, Wetboard, Inc. is a "C" corporation that will manufacture electric-powered personal watercraft.
Type of Security Offered	Shares of Common Stock
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$150.00

Perks

$150 — If you invest $150, you will receive 75 shares and a vinyl Wetboard car decal.

$250 — If you invest $250, you will receive 125 shares, a Wetboard T-shirt and a vinyl car decal.

$1,000 — If you invest $1,000, you will receive 500 shares, a 10% discount off the purchase of a Wetboard ($749.50 value), a Wetboard T-shirt and a vinyl car decal.

$2,000 — If you invest $2,000, you will receive 1,000 shares, a 20% discount off the purchase of a Wetboard ($1,499 value), a Wetboard T-shirt and a vinyl car decal.

$10,000 — If you invest $10,000, you will receive 5,000 shares, a **free Wetboard** ($7,495 value), a Wetboard T-shirt and a vinyl car decal.

**Perks occur after this offering is completed, or after we are manufacturing Wetboards.*

Irregular Use of Proceeds

The Company does not plan to incur any irregular use of proceeds. However, the identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors, based on the business needs of the Company.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Wetboard to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.